Exhibit 99.1

ABILITY INC.

Yad Harutzim 14

Tel Aviv, Israel, 6770007

NOTICE OF 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend the 2016 Annual General Meeting of Shareholders of Ability Inc. to be held at our offices located at Yad Harutzim 14, Tel Aviv, Israel, 6770007, Israel, on Monday, December 19, 2016 at 4:00 p.m. (Israel time).

The purpose of the meeting is to consider and vote upon the election of seven directors to serve as members of our Board of Directors until our next annual general meeting of shareholders and in accordance with our amended and restated memorandum and articles of association. Our Board of Directors recommends that you vote in favor of the election of the director nominees named in the attached Proxy Statement.

Shareholders of record at the close of business on November 14, 2016 are entitled to receive notice of, to attend, and to vote at the meeting, in person or by proxy. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by proxy, we will generally not be able to include your vote in the tally of ordinary shares voted at the meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the meeting. If you attend the meeting in person, you may vote in person and your proxy will not be used. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the meeting. If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and wish to vote, either by proxy or in person by attending the meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,

Anatoly Hurgin
Chairman of the Board of Directors

November 15, 2016

ABILITY INC.

Yad Harutzim 14

Tel Aviv, Israel, 6770007

PROXY STATEMENT

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Ability Inc. to be voted at the 2016 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of 2016 Annual General Meeting of Shareholders. The Meeting will be held at our offices located at Yad Harutzim 14, Tel Aviv, Israel, 6770007, Israel, on Monday, December 19, 2016 at 4:00 p.m. (Israel time). This Proxy Statement, the attached Notice of 2016 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about November 18, 2016.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the election of seven directors to serve as members of our Board of Directors until our next annual general meeting of shareholders and in accordance with our amended and restated memorandum and articles of association.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the election of the director nominees named in this Proxy Statement.

Who Can Vote

You are entitled to receive notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on November 14, 2016. You are also entitled to receive notice of the Meeting, to attend and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on November 14, 2016, or which appeared in the participant listing of a securities depository on that date. See below “How You Can Vote.”

How You Can Vote

●	Voting in Person. If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company Inc., or in our register of shareholders, you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting or, if you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange (the “TASE”), you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.

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●	Voting by Proxy. You may submit your proxy by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, if your shares are held in “street name,” by following the voting instructions provided by your broker, bank trustee or nominee. If you are a beneficial owner of shares registered in the name of a member of the TASE, you must attach to the proxy card a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000. We will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the designated time for the Meeting. If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR each of the nominees in accordance with the recommendation of the Board of Directors.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to Avi Levin, our Chief Financial Officer, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person. If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you must contact the TASE member through which you hold your shares.

Quorum

The presence, in person or by proxy, of two or more shareholders will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. In the event that, at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall constitute a quorum. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters. Abstentions and broker non-votes will have no effect on the vote for the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposal

Each ordinary share entitles the holder to one vote. The affirmative vote of the holders of a simple majority of the ordinary shares, as being entitled to vote and represented at the Meeting, voting in person or by proxy, is required to elect as directors each of the director nominees. Only ordinary shares that are voted are taken into account in determining the proportion of votes cast for each resolution.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

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BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of November 14, 2016 by (i) each of our executive officers, directors and director nominees individually; (ii) all of our executive officers, directors and director nominees as a group; and (iii) each other person or entity known to us to beneficially own more than 5% of our outstanding ordinary shares.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares(1)
Director Nominees, Directors and Executive Officers
Anatoly Hurgin	8,324,992	(2)	32.32%
Alexander Aurovsky	8,324,993	(3)	32.32%
Benjamin Gordon	215,331	(4)	*
Mitchell I. Gordon	94,788	(5)	*
Avi Levin	3,138		*
Amnon Dick	--		--
Efraim Halevy	--		--
Amos Malka	--		--
Meir Moshe	--		--
Shalom Singer	--		--
Derek Zissman	--		--
All directors, director nominees and executive officers as a group (11 individuals)	16,963,242		65.9%

* Less than 1%.

(1)	The percentage of beneficial ownership of our ordinary shares is based on 25,756,142 ordinary shares outstanding as of November 14, 2016. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All warrants exercisable into ordinary shares within 60 days of the date of this table are deemed to be outstanding and beneficially owned by the shareholder holding such warrants for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.
(2)	Does not include ordinary shares which may become issuable to Anatoly Hurgin pursuant to the earn-out under the Merger Agreement (as hereinafter defined).
(3)	Does not include ordinary shares which may become issuable to Alexander Aurovsky pursuant to the earn-out under the Merger Agreement (as hereinafter defined).
(4)	Includes: (i) 69,365 ordinary shares and currently exercisable warrants to purchase 35,000 ordinary shares directly held by Benjamin Gordon and his wife Elizabeth Gordon; and (ii) 55,483 ordinary shares and currently exercisable warrants to purchase 55,483 ordinary shares directly held by Cambridge Capital LLC, an affiliate of Mr. Benjamin Gordon. Does not include 1,008,149 ordinary shares held by The Gordon Family 2007 Trust, a trust established for the benefit of Benjamin Gordon’s children. We were informed by Mr. Benjamin Gordon that he does not have voting or dispositive power over the shares held by The Gordon Family 2007 Trust.
(5)	Includes 67,072 outstanding ordinary shares and 27,716 ordinary shares issuable upon exercise of currently exercisable warrants. Does not reflect additional 20,644 ordinary shares Mr. Gordon advised us that he believes he beneficially owns.

We were incorporated under the laws of the Cayman Islands under the name Cambridge Holdco Corp. (“Holdco”) on September 1, 2015. Until December 23, 2015, we were a wholly-owned subsidiary of Cambridge Capital Acquisition Corporation (“Cambridge”). On December 23, 2015, we merged with Cambridge (the “Redomestication Merger”), and acquired Ability Computer & Software Industries Ltd. (“Ability”) by way of a share exchange (the “Share Exchange” and together with the Redomestication Merger, the “Business Combination”), pursuant to an Agreement and Plan of Reorganization, dated as of September 6, 2015 by and among Cambridge, Holdco, Ability and the securityholders of Ability (the “Merger Agreement”). Effective as of the closing of the Business Combination, the former Ability shareholders, Mr. Hurgin, our Chief Executive Officer, and Mr. Aurovsky, our Chief Technology Officer, each received 8,106,634 ordinary shares, corresponding to 31.5% of our issued and outstanding shares. To our knowledge, there have been no other significant changes in the percentage ownership held by any of our major shareholders since our incorporation.

None of our shareholders has different voting rights from other shareholders. To our knowledge, our Company is jointly controlled by the former Ability shareholders, Mr. Hurgin, our Chief Executive Officer, and Mr. Aurovsky, our Chief Technology Officer, who held a total of 16,649,985 ordinary shares, corresponding to 64.64% of our issued and outstanding shares giving a right to vote as of November 14, 2016. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

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PROPOSAL 1

ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

Under our amended and restated memorandum and articles of association, the number of directors on our Board of Directors shall be no less than one person. We currently have seven directors serving on our Board of Directors. Each of our directors holds office until the following annual general meeting of shareholders subsequent to his appointment.

Upon the recommendation of our Nominating Committee, our Board of Directors (with 3 directors voting against) has nominated the seven individuals named below for election as directors (together, the “Company Slate of Nominees”), to hold office until our next annual general meeting of shareholders, subject to our amended and restated memorandum and articles of association. The Board of Directors is not renominating Benjamin Gordon, Mitchell I. Gordon and Derek Zissman to stand for re-election at the Meeting, and the Board of Directors thanks them for their service to the Company. In addition, we have been advised by Anatoly Hurgin and Alexander Aurovsky that they intend to vote their shares, representing approximately 64.64% of the issued and outstanding shares of the Company, for the Company Slate of Nominees.

In recommending the Company Slate of Nominees, our Nominating Committee and Board of Directors have assessed that they have the necessary experience, qualifications and skills to serve as directors of the Company and believe that each director nominee possesses the relevant ability, experience, independence, integrity and skills and is willing to devote adequate time to serve the Board of Directors effectively.

Nominees for Director

The following information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Anatoly Hurgin has served as our Chief Executive Officer and the Chairman of our Board since the closing of the Business Combination in December 2015, and has served as the Chief Executive Officer and a director of our wholly-owned subsidiary Ability since 1994. Mr. Hurgin has served as a director of wholly-owned subsidiary Ability Security Systems Ltd. (“ASM”) since March 2016. Additionally, Mr. Hurgin has served as Chief Executive Officer of Active Intelligence Labs Ltd., a company that develops solutions for the cyber security market, since August 2011, and Chief Executive Officer of UAB Communication Technologies Ltd., a company formed for the purpose of purchasing equipment from a Cypriote supplier, since September 2013. Mr. Hurgin holds a Master’s degree in radio electronics from the High Military College of Radio-electronics of Air Defense Troops in Vilnius, Lithuania.

Alexander Aurovsky has served as our Chief Technology Officer and a director since the closing of the Business Combination in December 2015, and has served as the Chief Technology Officer and a director of Ability since 1994. Mr. Aurovsky has served as a director of ASM since March 2016. Mr. Aurovsky holds a Master’s degree in radio electronics from the Bonch-Bruevich Saint Petersburg State University of Telecommunications in Russia.

Amnon Dick currently serves as a member of the board of directors of Bank Hapoalim, Israel’s largest bank, in which he serves, among other committees, on the Corporate Governance and Remuneration committees. From 1994 to 2003, Mr. Dick served on the board of directors of ICL - Israel Chemicals, a multinational chemicals manufacturer, and was a member of the Audit Committee. Mr. Dick is a prominent business figure in Israel, having over 30 years’ experience of leading the country’s largest companies. From 2003 to 2005, Mr. Dick served as the Chief Executive Officer of Bezeq - The Israel Telecommunications Corp. Ltd, Israeli largest telecommunications provider. Mr. Dick led Bezeq, formerly state-owned, through one of the most important and complex privatizations in the history of the Israeli economy. From 1997 to 2001, Mr. Dick served as the Chairman and Chief Executive Officer of Elite International, a major player in the world coffee industry (today part of Strauss Group). From 1993 to 1995, Mr. Dick served as the Chief Executive Officer of Yafora, a leading beverage company. Mr. Dick started his career at Coca-Cola Israel, where he held a number of senior leadership positions. Mr. Dick received his undergraduate degree in Economics from Tel-Aviv University and an MBA from Tel-Aviv University.

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Efraim Halevy has served as a director since the closing of the Business Combination in December 2015, is the Chairman of our Compensation Committee and Nominating Committee and is a member of our Audit Committee. Mr. Halevy served as Head of Israel Secret Intelligence Service from 1998 to 2002 and Deputy Head of Israel Secret Intelligence Service from 1990 to 1995. Mr. Halevy served as the Israel Ambassador to the European Union from 1996 to 1998, as National Security Advisor to Prime Minister Sharon from 2002 to 2003, and as Head of the National Security Council from 2002 to 2003. Mr. Halevy served as head of the center for strategic studies of the Hebrew University of Jerusalem from 2003 to 2011. Since 2008, Mr. Halevy has served as the Chairman of the Shazar National State Center for Jewish History. Since August 2010, Mr. Halevy has served as a director of Azrieli Corporation, an Israeli real estate and holding company listed on the Tel Aviv Stock Exchange. From 2004 to 2007, Mr. Halevy served as a director of Makhteshim Agan Industries Ltd., a multinational pesticide corporation which was listed on the Tel Aviv Stock Exchange. Mr. Halevy holds an M. Juris degree (cum laude) from the Hebrew University of Jerusalem and was awarded an honorary Ph.D. degree from Bar Ilan University. In 2013, Mr. Halevy received the President Herzog prize for service to Israel in defense, security and diplomacy. Mr. Halevy received the Director’s Award from the Central Intelligence Agency for his decades long contribution to the relations between Israel and the United States.

Maj. Gen. (Ret.) Amos Malka is the former Head of the Israeli Defense Intelligence and Commander of the Israel Defense Forces Ground Forces Command. Mr. Malka is considered as a preeminent expert in national strategy, intelligence, homeland security, counter terrorism and cyber security. Mr. Malka currently serves as the Chairman of the board of directors of TAT Technologies Ltd, a company dual-listed on both the TASE and NASDAQ. Mr. Malka is the founder and Chairman of Nyotron Information Security Ltd., a privately-held cyber security provider based in Israel and Silicon Valley and is the founder and owner of Spire Security Solutions, a strategic consulting firm. Mr. Malka was the recipient of the Knight Commander’s Cross of the Order of Merit “in recognition for his outstanding services to the Federal Republic of Germany” and the U.S. Legion of Merit, awarded “for exceptionally meritorious conduct in the performance of outstanding service.” Mr. Malka holds a B.A. degree in History from Tel Aviv University and is a graduate of the IDF Staff and Command College and the Israel National Defense Academy.

Meir Moshe has served as a director since September 2016 and is a member of our Audit Committee and Nominating Committee. Mr. Moshe has more than 30 years of executive-level financial experience including the direct management of global finance and accounting operations, investor relations, tax and mergers and acquisitions. Previously, from 1999 to 2015, Mr. Moshe served as the Chief Financial Officer of Radware Ltd., a NASDAQ-traded, global leader of application delivery and cyber security solutions. Mr. Moshe joined Radware during its start-up and subsequently led its successful initial public and secondary offerings. Under his leadership, the company developed a finance and accounting infrastructure to support world-wide operations and manage cross-company activities. Mr. Moshe also previously served as Chief Financial Officer for the Formula Group and Koor Communications. Mr. Moshe began his career with Ernst & Young. Mr. Moshe holds a Bachelor of Arts degree in Accounting and Economics from Tel Aviv University and is a Certified Public Accountant in Israel.

Shalom Singer currently serves as the Managing Partner of Singer Meister Ltd, private market advisers. Mr. Singer also has a 26% shareholding in Robert Marcus Loss Adjusters Ltd. Mr. Singer additionally serves as a member of the board of directors of Hadera Paper Ltd., where he serves as a member of the audit committee and financial statements committee. From 2006 to 2008, Mr. Singer served as the Chairman of the Investment Committee of Profit Participating Policies at Clal Insurance Company Ltd, one of the leading insurance and pension companies in Israel. Mr. Singer was the Chairman of the board of directors and chief executive officer of Kagam Central Pension Fund between 2003 and 2005, having been nominated to the role by the Israeli Ministry of Finance.  Mr. Singer was previously Executive Vice Chairman of the board of directors of Elbit Imaging Ltd., a company listed on NASDAQ and the TASE.  Mr. Singer has served on the board of directors and financial statements committees of the following TASE listed companies; Scope-Ex Metal Trading & Technical Services Ltd. (2006-2015), Scailex Corporation Ltd. (2006-2014), where he was also a member of the audit committee, and Israel Petroleum Enterprises Ltd. (2005-2015), where he was also a member of the audit committee. From 1991 to 1992, Mr. Singer served as the Director General of the Israeli Ministry of Finance. Prior to that appointment, Mr. Singer served as Chief Executive Officer at First International Bank, having previously worked there for 22 years. Mr. Singer also served as the Chairman of the Association of Banks in Israel and was a member of the Bank of Israel Advisory Committee for Banking Affairs and the Government-held Companies Authority Advisory Committee. Mr. Singer also represented the Ministry of Finance on the board of directors of the Israel Chemicals Company. Mr. Singer is a graduate of the Faculty of Accountancy at Haifa University.

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Our Board of Directors has determined that each of Messrs. Amnon Dick, Efraim Halevy, Amos Malka, Meir Moshe and Shalom Singer qualify as independent directors within the meaning of the rules of the SEC and NASDAQ Listing Rules.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors. Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

Under the Companies Law (2016 Revision) of the Cayman Islands, the affirmative vote of the holders of a simple majority of the ordinary shares, as being entitled to vote and represented at the Meeting, voting in person or by proxy, is required to elect as directors the nominees named above.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

PLEASE NOTE: If your shares are held in street name, your broker, bank, custodian, or other nominee holder cannot vote your shares in the election of directors, unless you direct the holder how to vote, by marking your proxy form.

Duties of Directors

In general, under Cayman Islands law, our directors owe fiduciary duties to act in our best interests, to act for the proper purpose, to not fetter their discretion and to avoid conflicts of interest. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association then in effect. In certain limited circumstances, our shareholders have the right to seek damages through a derivative action in the name of the Company if a duty owed by our directors is breached.

Standing Committees of our Board of Directors

We have established an Audit Committee, a Compensation Committee and a Nominating Committee. We have adopted a charter for each of these committees. These committees’ members and functions are briefly described below. Following election of the Company Slate of Nominees at the Meeting, the Board will determine the composition of each of the Audit, Compensation and Nominating Committees, including the Chairperson of each committee, and the membership of such committees shall solely consist of independent directors within the meaning of SEC rules and the NASDAQ Listing Rules.

Audit Committee

Our Audit Committee currently consists of Mitchell I. Gordon, Efraim Halevy, Meir Moshe and Derek Zissman. Derek Zissman serves as the Chairman of our Audit Committee. Under SEC rules and the NASDAQ Listing Rules, we are required to maintain an audit committee consisting of at least three independent directors, within the meaning of SEC rules and the NASDAQ Listing Rules, each of whom must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement (and one of whom has had past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background that leads to financial sophistication) and none of whom has participated in the preparation of our or any of our subsidiary’s financial statements at any time during the prior three years. All members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Listing Rules. Our Board of Directors has determined that Mr. Zissman is an “audit committee financial expert,” as defined by SEC rules and has the requisite financial sophistication required by the NASDAQ Listing Rules. From January 1, 2016 through November 14, 2016, the Audit Committee has held 11 meetings.

Our Audit Committee generally provides assistance to our Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by reviewing the services of our independent auditors and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our Audit Committee also oversees the audit efforts of our independent auditors. Our Board of Directors has adopted an Audit Committee charter setting forth the specific responsibilities of the Audit Committee consistent with the rules and regulations of the SEC and the NASDAQ Listing Rules, which include: retaining and terminating our independent auditors; pre-approval of audit and non-audit services to be provided by the independent auditors; reviewing and recommending to the Board of Directors approval of our quarterly and annual financial reports and review and approval of all related-party transactions.

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Compensation Committee

Our Compensation Committee currently consists of Mitchell I. Gordon, Efraim Halevy and Derek Zissman. Efraim Halevy serves as the Chairman of our Compensation Committee. Under the NASDAQ Listing Rules, we are required to maintain a Compensation Committee consisting of at least two directors, each of whom is an independent director within the meaning of the NASDAQ Listing Rules. Our Board of Directors has affirmatively determined that each member of our Compensation Committee qualifies as an “independent director” under the NASDAQ Listing Rules. The purpose of the Compensation Committee is to discharge the Board’s responsibilities relating to the compensation of the Company’s chief executive officer and other executive officers of the Company and administer or delegate the power to administer the Company’s incentive compensation and equity-based compensation plans. Our Board of Directors has adopted a Compensation Committee charter setting forth the specific responsibilities of the Compensation Committee, consistent with the requirements of the NASDAQ Listing Rules. From January 1, 2016 through November 14, 2016, the Compensation Committee has held 3 meetings.

Nominating Committee

Our Nominating Committee currently consists of Benjamin Gordon, Efraim Halevy and Meir Moshe. Efraim Halevy serves as the Acting Chairman of our Nominating Committee. Under the NASDAQ Listing Rules, director nominees must be either selected, or recommended for selection by the board of directors, by a nominating committee comprised solely of independent directors within the meaning of the NASDAQ Listing Rules. Our Board of Directors has affirmatively determined that each member of our Nominating Committee qualifies as an “independent director” under the NASDAQ Listing Rules. The Nominating Committee is responsible for discharging the responsibilities of the Board relating to the appropriate size, functioning and needs of the Board including, but not limited to, recruitment and retention of high quality Board members and committee composition and structure. Our Board of Directors has adopted a Nominating Committee charter setting forth the specific responsibilities of the Nominating Committee and addressing the nominating process, consistent with the requirements of the NASDAQ Listing Rules.

The Nominating Committee will consider persons identified by its members, management, stockholders, investment bankers and others. Candidates will be reviewed in the context of current composition of the Board (including the diversity in background, experience and viewpoints of the Board), the operating requirements of the Company and the long-term interests of the Company’s stockholders. The guidelines for selecting nominees, which are specified in the Nominating Committee charter, generally provide that persons to be nominated:

●	should be accomplished in his or her field and have a reputation, both personal and professional, that is consistent with our image and reputation;

●	should have relevant experience and expertise and would be able to provide insights and practical wisdom based upon that experience and expertise; and

●	should be of high moral and ethical character and would be willing to apply sound, objective and independent business judgment, and to assume broad fiduciary responsibility.

The Nominating Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the Board of Directors. The Nominating Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific Board needs that arise from time to time and will also consider the overall experience and makeup of the Board members to obtain a broad and diverse mix of Board members. The Nominating Committee will not distinguish among nominees recommended by stockholders and other persons. From January 1, 2016 through November 14, 2016, the Nominating Committee has held 4 meetings.

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Intended Composition of Committees Following the Meeting

Following the Meeting, it is intended that the composition of the standing committees of the Board of Directors will be as follows: Audit Committee: Meir Moshe (Chairman), Amnon Dick, Shalom Singer; Compensation Committee: Shalom Singer (Chairman); Amos Malka, Amnon Dick; Nominating Committee: Efraim Halevy (Chairman), Meir Moshe, Shalom Singer.

Compensation of Directors

We did not pay any compensation or benefits to (or set aside or accrue any amounts for benefits for) directors for the year ended December 31, 2015. Commencing in 2016, we pay each of our directors (other than our executive directors) an annual fee of $55,000 and a per meeting fee of $2,000 for attendance in person and $1,250 for attendance by telephone and for written consents. In addition, commencing in 2016, we pay the Chairman of our Audit Committee an annual fee of $15,000 and pay all other members of our Audit Committee an annual fee of $6,000, and pay all members of our Audit Committee a per meeting fee of $1,500 for attendance in person and $1,250 for attendance by telephone and for written consents. Commencing in 2016, we pay the Chairman of each of our Nominating Committee and Compensation Committee an annual fee of $5,000 and pay all other members of such committees an annual fee of $3,000, and pay all members of such committees a per meeting fee of $1,500 for attendance in person and $1,250 for attendance by telephone and for written consents. We pay such fees on a quarterly basis. In addition we reimburse directors for reasonable travel and other expenses in connection with the services rendered in such capacity.

We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with us.

From January 1, 2016 through November 14, 2016, our Board of Directors has held 10 meetings.

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EXECUTIVE OFFICERS

The following table sets forth certain information relating to our executive officers as of the date of this Proxy Statement.

Name	Age	Position
Anatoly Hurgin	58	Chief Executive Officer and Chairman of the Board
Alexander Aurovsky	64	Chief Technology Officer and Director
Avi Levin	41	Chief Financial Officer

Anatoly Hurgin. Please refer to the section entitled “Election of Directors – Nominees for Director” for biographical details regarding Mr. Anatoly Hurgin.

Alexander Aurovsky. Please refer to the section entitled “Election of Directors – Nominees for Director” for biographical details regarding Mr. Alexander Aurovsky.

Avi Levin has served as the Chief Financial Officer of the Company since November 2015. Mr. Levin has served as a director of ASM since March 2016. Previously, Mr. Levin served as an investment banker at Credit Suisse Securities, a multinational financial services institution. Prior to that, Mr. Levin served in corporate finance positions at Broadridge Financial Solutions, Inc. a software company that provides services to banks and other financial institutions, and at Overseas Shipholding Group, Inc., a global company engaged in ocean transportation of oil and natural gas. Mr. Levin started his career at the international accounting firm, PricewaterhouseCoopers, where he worked at the Tel Aviv, Israel and San Jose, California offices. Mr. Levin is a CPA in the United States and Israel. Mr. Levin has an undergraduate degree in Economics and Accounting from Ben-Gurion University of the Negev in Israel, and an MBA degree from New York University Stern School of Business.

Compensation of Executive Officers

The aggregate compensation incurred by us in relation to our executive officers, for the year ended December 31, 2015, was approximately $153,000. This amount includes approximately $41,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to executive officers.

Employment Agreements with Executive Officers

On September 6, 2015, simultaneously with the execution of the Merger Agreement, we entered into an employment agreement with each of (i) Anatoly Hurgin for Mr. Hurgin to serve as the Company’s Chief Executive Officer, and (ii) Alexander Aurovsky for Mr. Aurovsky to serve as the Company’s Chief Technology Officer. Each of the employment agreements will remain in effect unless terminated as described below. The employment agreements provide for each executive’s gross salary to be NIS 120,000 ($31,479) per month commencing January 1, 2016. Each executive is also entitled to receive the following benefits:

●	We are required to pay to an insurance company or a pension fund for such executive, as amount equal to 8.33% of his salary which is required to be allocated to a fund for severance pay, and an additional 5% of salary in the case of an insurance policy (or an additional 6% in the case of a pension fund) which is required to be allocated to a provident fund or pension plan. In addition, if the executive elects to allocate his pension payments (5% of salary in case of an insurance policy or 5.5% in case of a pension plan, either case, which will be deducted from the executive’s salary), we are required to contribute an amount up to 2.5% of the executive’s salary for disability insurance, provided that such insurance is available for the executive;

●	We are required to contribute to a recognized educational fund an amount equal to 7.5% of such month’s salary for the benefit of each executive; and

●	We are required to provide such executive with a luxury motor vehicle and pay or reimburse the executive for all reasonable expenses relating to the use of the motor vehicle.

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Each employment agreement with Mr. Hurgin or Mr. Aurovsky provides that the respective executive is entitled to receive an annual performance bonus of up to NIS 360,000 ($94,438) based on annual performance goals agreed upon by the Company and the executive. Each employment agreement may be terminated by the Company or the executive upon 120 days’ prior written notice, in which case the executive shall be entitled to receive salary and benefits during such 120 days and for a period of eight months thereafter. The executive will be entitled to accept new employment after the expiration of such eight month period. In addition, our Board of Directors may terminate Mr. Hurgin’s or Mr. Aurovsky’s employment agreements by resolution at any time with written notice for cause (as such term is defined in the employment agreements).

In November, 2015, we retained Avi Levin to serve as the Company’s Chief Financial Officer. Under the employment agreement entered into with Mr. Levin in December 2015, effective as of November 8, 2015, we agreed to pay Mr. Levin a gross salary of NIS 45,000 ($11,805) per month. In addition, Mr. Levin will be eligible to receive an annual performance-based bonus of up to NIS 135,000 ($35,414). Mr. Levin is also entitled to the following benefits:

●	We are required to pay to an insurance company or a pension fund for Mr. Levin, as amount equal to 8.33% of his salary which is required to be allocated to a fund for severance pay, and an additional 5% of salary in the case of an insurance policy (or an additional 6% in the case of a pension fund) which is required to be allocated to a provident fund or pension plan. In addition, if Mr. Levin elects to allocate his pension payments (5% of salary in case of an insurance policy or 5.5% in case of a pension fund, either case, which will be deducted from Mr. Levin’s salary), we are required to contribute an amount up to 2.5% of Mr. Levin’s salary for disability insurance, provided that such insurance is available for the executive;

●	We are required to contribute to a recognized educational fund an amount equal to 7.5% of such month’s salary for the benefit of Mr. Levin; and

●	We are required to provide Mr. Levin with a motor vehicle and pay or reimburse him for all reasonable expenses relating to the use of the motor vehicle.

The employment agreement with Mr. Levin may be terminated by the Company or Mr. Levin upon 60 days’ prior written notice, in which case Mr. Levin shall be entitled to receive salary and benefits during such 60 day period. In addition, our Board of Directors may terminate Mr. Levin’s employment agreement by resolution at any time with written notice for cause (as such term is defined in the employment agreement).

NIS amounts presented above have been converted into U.S. Dollars for convenience at the rate of $1.00 = NIS 3.8120, the exchange rate published by the Bank of Israel as of October 31, 2016.

2015 Long-Term Equity Incentive Plan

On November 18, 2015, our Board of Directors approved and adopted a 2015 Long-Term Equity Incentive Plan (the “2015 Plan”), which became effective upon the consummation of the Business Combination. On April 25, 2016, our Board of Directors approved and adopted the Israeli Sub-Plan to the Ability Inc. 2015 Long-Term Equity Incentive Plan (the “Israeli Sub-Plan” and together with the 2015 Plan, the “Plan”). The purpose of the Plan is to attract and retain personnel of the highest caliber, provide incentive for officers, directors, employees and other key persons and to provide to officers, directors, employees, consultants and other independent contractors who perform services for our Company, through the granting of stock options, restricted stock, deferred stock or other stock-based awards, the opportunity to participate in the value and/or appreciation in value of the our ordinary shares.

Awards. The Plan provides for the grant of any or all of the following types of awards (collectively, “Awards”): (a) stock options, (b) restricted stock, (c) deferred stock and (d) other stock-based awards. Awards may be granted singly, in combination, or in tandem, as determined by our Board of Directors or the Committee (as defined below). Subject to anti-dilution adjustments as provided in the Plan, (i) the Plan provides for a total of 8% of the outstanding ordinary shares following the closing of the Business Combination to be available for distribution pursuant to the Plan (i.e., 2,060,491 ordinary shares), and subject to the provisions of the immediately preceding paragraph, all of such shares may be granted or measured to any participant under the Plan during any calendar year or part thereof. If any outstanding Award is canceled, forfeited, delivered to us as payment for the exercise price or surrendered to us for tax withholding purposes, ordinary shares allocable to such Award may again be available for Awards under the Plan.

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Administration. The Plan may be administered by our Board of Directors or a committee (the “Committee”) consisting of two or more members of the Board of Directors appointed by the Board of Directors. The Board of Directors or the Committee will determine, among other things, the persons to whom Awards will be granted, the type of Awards to be granted, the number of shares subject to each Award and the share price. The Board of Directors or the Committee will also determine the term of each Award, the restrictions or limitations thereon, and the manner in which each such Award may be exercised or, if applicable, the extent and circumstances under which ordinary shares and other amounts payable with respect to an Award will be deferred. The Board of Directors or Committee may delegate some of the functions referred to above to our Chief Executive Officer or Chief Financial Officer. No Award may be granted pursuant to the Plan on or after the tenth anniversary of the effective date of the Plan.

Eligibility and Participation. Officers and other employees of our Company or any parent or subsidiary (but excluding any person whose eligibility would adversely affect the compliance of the Plan with the requirements of Rule 16b-3) who are at the time of the grant of an award under the Plan employed by us or any parent or subsidiary of ours, and who are responsible for or contribute to the management, growth and/or profitability of our business or any parent or subsidiary of ours are eligible to be granted options or other Awards under the Plan. In addition, non-qualified stock options and other Awards may be granted under the Plan to any person, including, but not limited to, directors, independent agents, consultants and attorneys who the Board of Directors or the Committee, as the case may be, believes has contributed or will contribute to the success of our Company. Eligibility under the Plan is required to be determined by our Board of Directors or the Committee, as the case may be. A participant’s right, if any, to continue to serve as a director, executive officer, other key employee, or otherwise, will not be enlarged or otherwise affected by his or her designation as a participant under the Plan. Participants may receive one or more Awards under the Plan.

Forms of Awards

Stock Options. The Plan provides for the grant of incentive stock options and non-qualified stock options. The Board of Directors or the Committee, as the case may be, determine those persons to whom stock options may be granted.

Incentive stock options granted pursuant to the Plan are nontransferable by the optionee during his lifetime. Options granted pursuant to the Plan will expire if not exercised within 10 years of the grant (five years in the case of incentive stock options granted to an eligible employee owning stock possessing more than 10% of the total combined voting power of all our shares or the shares of a parent or subsidiary of our Company immediately before the grant (a “10% Stockholder”), and under certain circumstances set forth in the Plan, may be exercised within three (3) months following termination of employment (one year in the event of death, retirement at normal retirement age or disability of the optionee), unless the term of the option, pursuant to the stock option agreement, expires earlier or unless the Board of Directors or the Committee determines to shorten or extend the exercise periods. Options may be granted to optionees in such amounts and at such prices as may be determined, from time to time, by the Board of Directors or the Committee. The exercise price of an incentive stock option will not be less than the fair market value of the shares underlying the option on the date the option is granted, provided, however, that the exercise price of an incentive stock option granted to a 10% Stockholder may not be less than 110% of such fair market value. The exercise price of a non-qualified stock option may be less than such fair market value on the date of grant.

Under the Plan, we may not, in the aggregate, grant incentive stock options that are first exercisable by any optionee during any calendar year (under all such plans of the optionee’s employer corporation and its “parent” and “subsidiary” corporations, as those terms are defined in Section 424 of the Code) to the extent that the aggregate fair market value of the underlying stock (determined at the time the option is granted) exceeds $100,000.

The Plan contains anti-dilution provisions authorizing appropriate adjustments in certain circumstances. Shares subject to Awards which expire without being exercised or which are cancelled as a result of the cessation of employment are available for further grants. No ordinary shares may be issued upon the exercise of any option granted under the Plan until the full option price has been paid by the optionee. The Board of Directors or the Committee may grant individual options under the Plan with more stringent provisions than those specified in the Plan.

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Options become exercisable in such amounts, at such intervals and upon such terms and conditions as the Board of Directors or the Committee provides. Stock options granted under the Plan are exercisable until the earlier of (i) a date set by the Board of Directors or Committee at the time of grant or (ii) the close of business on the day before the tenth anniversary of the stock option’s date of grant (the day before the fifth anniversary in the case of an incentive stock option granted to a 10% Stockholder).

Restricted and Deferred Stock Awards. Under the Plan, the Board of Directors or the Committee may grant restricted ordinary shares either alone or in tandem with other Awards. Restricted and deferred stock give the recipient the right to receive a specified number of ordinary shares, subject to such terms, conditions and restrictions as the Board of Directors or the Committee deems appropriate. Restrictions may include limitations on the right to transfer the stock until the expiration of a specified period of time and forfeiture of the stock upon the occurrence of certain events such as the termination of employment prior to expiration of a specified period of time. In addition, a participant in the Plan who has received a deferred stock Award may request, under certain conditions, the Board of Directors or the Committee to defer the receipt of an Award (or an installment of an Award) for an additional specified period or until the occurrence of a specified event.

Performance-Based Awards and Performance Goals. Certain Awards made under the Plan may be granted so that they qualify as “performance-based compensation” (as this term is used in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and the regulations thereunder) and are exempt from the deduction limitation imposed by Code Section 162(m) (these Awards are referred to as “Performance-Based Awards”). Under Code Section 162(m), our tax deduction may be limited to the extent total compensation paid to the Chief Executive Officer, or any of the four most highly compensated executive officers (other than the Chief Executive Officer) exceeds $1,000,000 in any one tax year. Among other criteria, Awards only qualify as performance-based awards if at the time of grant the Committee is administrating the Plan and the Committee is comprised solely of two or more “outside directors” (as this term is used in Section 162(m) of the Code and the regulations thereunder).

Under the Plan, the Board of Directors or the Committee may use the following performance measures (either individually or in any combination) to set performance targets with respect to Awards intended to qualify as performance-based Awards: net sales; pretax income before allocation of corporate overhead and bonus; pre-tax income before FAS 123R expense; budget; earnings per share; net income; division, group or corporate financial goals; return on stockholders’ equity; return on assets; return on net assets; return on investment capital; gross margin return on investment; gross margin dollars or percent; payroll as a percentage of sales; inventory turnover; employee turnover; sales, general and administrative expense; attainment of strategic and operational initiatives; appreciation in and/or maintenance of the price of ordinary share or any other of our publicly-traded securities, if any; market share; gross profits; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; economic value-added models; comparisons with various stock market indices; and/or reductions in costs. The Committee will specify reasonable targets within these categories, and the targets may include or exclude any or all of the following items: extraordinary, unusual or non-recurring items; effects of accounting changes; effects of financing activities; expenses for restructuring or productivity initiatives; other non-operating items; spending for acquisitions; effects of divestitures; and effects of litigation activities and settlements. Any such performance criterion or combination of such criteria set by the Committee may apply to the participant’s Award opportunity in its entirety or to any designated portion or portions thereof.

All stock options and certain stock Awards, performance Awards, and other Awards granted under the Plan, and the compensation attributable to such Awards, are intended to (i) qualify as performance-based Awards or (ii) be otherwise exempt from the deduction limitation imposed by Code Section 162(m).

Other Stock Based Awards. Other stock-based Awards, which may include performance shares and shares valued by reference to the performance of our Company or any parent or subsidiary of our Company, may be granted either alone or in tandem with other Awards.

Effect of a Change of Control. Upon a “Change of Control” (as defined in the Plan), unless a majority of the Board of Directors determines otherwise prior to such Change of Control, generally, all outstanding options which have been outstanding for at least one year shall become exercisable in full, and shall remain exercisable in full until it expires pursuant to its terms and all restrictions and deferral limitations contained in any restricted stock Award, deferred stock Award and other stock-based Award granted under the Plan shall lapse. All restrictions and deferral limitations with respect to a 409A deferred stock Award or with respect to a participant’s deferred restricted stock account shall not lapse unless the “Change of Control” qualifies as a “409A Change” (as defined in the Plan).

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Termination of Employment. The Plan provides for certain periods after termination of employment during which a participant may exercise an option if the participant’s employment is terminated due to death or disability or normal retirement (as defined in the Plan). A participant whose employment is terminated for any reason, including, without limitation, retirement, death or disability, forfeits all unvested, unexercisable and unearned Awards granted to the participant. Except as set forth above, the Board of Directors or Committee, as the case may be, determines the post-employment rights of a participant with respect to an Award that was vested or earned prior to termination. The Plan’s provisions relating to termination of employment may be modified in the discretion of the Board of Directors or the Committee.

Term and Amendment. The Plan became effective as of consummation of the Business Combination and no Award will be granted more than ten years after the effective date. The Board of Directors may at any time, and from time to time, amend any of the provisions of the Plan, and may at any time suspend or terminate the Plan; provided, however, that no such amendment is effective unless and until it has been duly approved by the holders of the outstanding shares if the failure to obtain such approval would adversely affect the compliance of the Plan with the requirements of Rule 16b-3 or any other applicable law, rule or regulation. The Board of Directors or the Committee, as the case may be, may amend the terms of any option or other Award granted under the Plan; provided, however, that subject to certain provisions of the Plan, no such amendment may be made by the Board of Directors or the Committee, as the case may be, which in any material respect impairs the rights of a participant without the participant’s consent, except for such amendments which are made to cause the Plan to qualify for the exemption provided by Rule 16b-3 issued under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Moreover, no option previously granted under the Plan may be amended to reduce the exercise price of the option. Additionally, the Board of Directors or the Committee may amend the Plan in order to comply with local regulations as may be required for certain employees in other jurisdictions.

Israeli Sub-Plan. The Israeli Sub-Plan will apply to, and modify, awards granted to our employees, directors and officers who are resident in the State of Israel (“Israeli Participants”) so that any such Award granted under the Plan will be governed by the terms of the Israeli Sub-Plan in order to comply with the requirements of Israeli law, including, without limitation, Sections 102 and 3(i) of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance”).

Awards granted under the Israeli Sub-Plan to Israeli Participants who are employees or office holders of ours or our affiliates and who are not controlling shareholders (within the meaning of the Ordinance) will be granted pursuant to the provisions of Section 102 of the Ordinance, and may be awarded either pursuant to (i) Section 102(b) of the Ordinance, in which case such Awards are granted or issued to a trustee and are to be held by the trustee for at least two years from the date of grant. We may elect to designate such Awards to qualify for either capital gains tax treatment or ordinary income tax treatment, and such election shall apply to all Awards made pursuant to Section 102(b) of the Ordinance and cannot be changed until after the passage of time prescribed in Section 102; or (ii) Section 102(c) of the Ordinance, which Awards are not required to be held in trust by a trustee. Under the Israeli Sub-Plan, Israeli Participants who are either non-employee consultants, advisers or service providers of our Company or our affiliates or controlling shareholders (within the meaning of the Ordinance) (whether or not an employee of ours or an affiliate) may only be granted Awards under Section 3(i) of the Ordinance, which does not provide for similar tax benefits as Section 102.

As of the date hereof, we have not granted any Awards under the Plan.

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OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2016 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

Communications with the Board of Directors

Shareholders wishing to communicate with the Board or any individual director may write to the Board of Directors of the Company at Yad Harutzim 14, Tel Aviv, Israel, 6770007, Israel. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Where You Can Find More Information

We are subject to the informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

By Order of the Board of Directors,

Anatoly Hurgin
Chairman of the Board of Directors

Date: November 15, 2016

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